EXHIBIT 21.1

Significant Subsidiaries of the Registrant

As of December 31, 2024

Name of Subsidiary	Jurisdiction of Incorporation

Gray Local Media, Inc.	Delaware
Gray Television Licensee, LLC	Delaware
Raycom Sports Network, LLC	North Carolina
Tupelo Media Group, LLC	Delaware
PowerNation Studios, LLC	Delaware
Dynamic Captioning, LLC	Michigan
Assembly Atlanta, LLC	Delaware
Gray AR, LLC	Delaware